

Mail Stop 3561

January 19, 2017

Steven Rossi
Chief Executive Officer
Franchise Holdings International, Inc.
3120 Rutherford Road,
Suite 414
Vaughn, Ontario, Canada L4K 0B2

> **Re:** **Franchise Holdings International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 17, 2017**
> **File No. 000-27631**

Dear Mr. Rossi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure